July 15, 2022

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Attention:  Brian McAllister

                  Myra Moosariparambil

Re:	Centennial Resource Development, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed February 24, 2022

Form 8-K filed on May 4, 2022

File No. 001-37697

Ladies and Gentlemen:

On behalf of Centennial Resource Development, Inc. (the “Company,” “we” or “us”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated July 7, 2022, relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021 and Form 8-K filed on May 4, 2022. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment.

Form 8-K filed on May 4, 2022

Exhibit 99.1

Non-GAAP Financial Measures, page 1

1.

We note you disclose free cash flow in the first bullet of your earnings release. Please revise your disclosure to also discuss the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We acknowledge the Staff’s comment and note that we will disclose “net cash provided by operating activities,” the most directly comparable GAAP measure to free cash flow, with equal or greater prominence in future earnings and other press releases and filings made with the Commission.

2.

We note that you disclose discretionary cash flow in your calculation of the non-GAAP financial measure Free Cash Flow. Please tell us how you considered Question 102.07 of the Compliance and Disclosure Interpretation on Non-GAAP financial measures which states Free Cash Flow should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures and revise your disclosure, as necessary.

July 15, 2022

Response: We acknowledge the Staff’s comment and note that in future earnings releases and filings with the Commission we intend to revise the line item to be labeled “Operating cash flow before working capital changes” instead of “Discretionary cash flow” to avoid any implication that “Discretionary cash flow” is residual cash flow that is available for discretionary expenditures.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.720.499.1433 or george.glyphis@cdevinc.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ George S. Glyphis
Name: George S. Glyphis
Title: Chief Financial Officer

cc: (via e-mail)

Ryan J. Maierson, Latham & Watkins LLP

John M. Greer, Latham & Watkins LLP